         Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Liberty Tax, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333 -199579) on Form S-3 and (No. 333-182585) on Form S-8 of Liberty Tax, Inc. (formerly JTH Holding, Inc.) of our report dated July 7, 2017, with respect to the consolidated balance sheet of Liberty Tax, Inc., as of April 30, 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended April 30, 2017, which report appears in the April 30, 2018 annual report on Form 10-K of Liberty Tax, Inc.
/s/ KPMG LLP
Norfolk, Virginia
October 5, 2018